FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

August 13, 2007

Item 3: News Release:

A news release dated and issued on August 13, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital/Stillwater Mining Update on Alaskan Exploration Programs.

Item 5: Full Description of Material Change:

August 13, 2007, Vancouver, BC – Pacific North West Capital (PFN) (TSX:PFN; OTCBB:PAWEF; Frankfurt: P7J) is pleased to announce that the Summer and Fall 2007 exploration program in Alaska is proceeding on schedule. PFN and Stillwater Mining Company (Stillwater) are currently engaged in two distinct platinum group metal (PGM) projects in Alaska; the first involves our exploration program on the Goodnews Bay Platinum Project (GBPP). A second agreement with Stillwater (the Reconnaissance Agreement) is exploring a number of prospective platinum targets.

Goodnews Bay Platinum Project

PFN and Stillwater are exploring the Goodnews Bay Platinum Project where numerous shallow soil and deep auger overburden samples have been taken in the Red Mountain and Susie Mountain target areas. This sampling program will be largely completed by the end of August. Numerous samples are currently being analysed. Promising new chromite occurrences have been located in the Red Mountain area which are being sampled and sent for analysis.

PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010. Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Alaskan Reconnaissance Program

The targeted Alaskan reconnaissance sampling program, is focusing on several different mafic and ultramafic intrusions PGM targets is currently in progress and results will be reported in due course.

Under the terms the agreement, Stillwater will expend $500,000 in 2007 to fund an Alaskan PGM reconnaissance program in order to identify potential PGM projects for further exploration. Stillwater may elect to further participate in any of the projects identified by the 2007 reconnaissance program by providing sole funding for each continued exploration project. Upon Stillwater expending $4 million on any individual exploration project, the project will advance under a 50/50 Joint Venture with Stillwater having the further option to increase its interest to 65% by incurring an additional $8 million of exploration and feasibility study expenditures and arranging production financing. PFN shall act as the project operator.

Stillwater Mining Company – Strategic Shareholder

On November 17, 2006, Stillwater acquired approximately 11% interest in PFN by completing a $2 million private placement. In 2007, Stillwater participated in two additional private placements and currently hold approximately 10% of Pacific North West Capital Corp.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN  OTCBB.PAWEF  Frankfurt.P7J) is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

Management’s corporate philosophy is to be Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.  To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel and Soquem.

In late 2004 PFN established a Nickel Division that is expanding and to date has an Option / Joint Venture in the Timmins Mining District with Xstrata. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.69 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 4000 meters in June 2007.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased an initial 11% of PFN and has followed its position in two recent financings and currently has approximately 10% of the PFN.

PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into an option/joint venture agreements on the Goodnews Bay Project and one or more of the reconnaissance projects in Alaska.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance Agreement, Stillwater may expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In event Stillwater elects to continue participating in one or more projects, they will be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t),  212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007) . The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2008 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The company has over $11.5 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of August 2007.